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COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



APR 15 2010

SEC FILE NUMBER
8-52266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cogent Alternative Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Charles Lindbergh Blvd., Suite 400
(No. and Street)

Uniondale (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Beigel 516-621-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) Connecticut (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glen Beigel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

4/12/10

Notary Public

Audrey Farber
Notary Public State of New York
No. 02FA6106138
Qualified in Nassau County
Commission Expires 03/01/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.

CONTENTS



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Cogent Alternative Strategies, Inc.

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. (the "Company"), as of December 31, 2009 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 - 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
February 12, 2010

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		$ 25,810
Accounts receivable		264,500
Other assets		24,820
TOTAL ASSETS		$315,130

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses payable		$239,910
SHAREHOLDER'S EQUITY		
Common stock, par value .01, authorized 1,000 shares; issued and outstanding 1,000 shares	$ 20,000	
Additional paid-in capital	57,000	
Accumulated deficit	(1,780)	
TOTAL SHAREHOLDER'S EQUITY		75,220
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$315,130

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Fee income		$990,320
Interest and dividend income		50
TOTAL REVENUE		990,370
EXPENSES		
Payroll expense	$545,272	
Commission Expense	121,411	
Professional fees	97,899	
Office supplies and expenses	70,229	
Insurance and medical expense	68,666	
Other liabilities and expense	18,080	
Regulatory fees	6,743	
Rent	6,113	
Total Expenses		934,413
NET INCOME BEFORE PROVISION FOR INCOME TAXES		55,957
PROVISION FOR INCOME TAXES:		
TAX EXPENSE		662
NET INCOME		$ 55,295

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Total Equity	Common Stock	Additional Paid-in Capital	Deficit
SHAREHOLDERS' EQUITY - January 1, 2009	$ 19,925	$ 20,000	$ 57,000	$ (57,075)
Net Income	55,295			55,295
SHAREHOLDER'S EQUITY - December 31, 2009	$ 75,220	$ 20,000	$ 57,000	$ (1,780)

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 55,295
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable	$ (264,500)	
Other assets	(17,405)	
Increase (decrease) in operating liabilties:		
Accrued expenses payable	230,161	
TOTAL ADJUSTMENTS		(51,744)
NET CASH PROVIDED BY OPERATING ACTIVITIES		3,551
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		22,259
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		$ 25,810

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest and dividends received	$ 50

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Cogent Alternative Strategies, Inc. (the "Company") began doing business in July 2000 as a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers. In addition, in 2009, the Company began acting as an agent for secondary private placements and other similar transactions. On August 25, 2009 one of the Company's original shareholders became a 100% owner of the issued and outstanding common stock of the Company

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 (Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy) ("ASC 820") and has determined that it bears no material effect on the financial statements as presented.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with Cogent Investment Research, an entity controlled by the Company's members. Under this agreement, the affiliated company provides consulting services to the Company. A total of $37,500 was paid by the Company during the year ended December 31, 2009.

4. PROVISION FOR INCOME TAXES

As of year end, the Company is recognized as a "C" Corporation by the Internal Revenue Service. As a "C" Corporation, the Company is subject to both federal and state taxes. As a result of the usage of loss carryforwards, the current tax expense included in the financial statements reflects only the minimum taxes charged by the State of New York and other states where the Company is registered.

In accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in income Taxes ("ASC 740") the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company financial statements upon adoption.

The Company has elected to be treated as a Subchapter "S" Corporation as of January 1, 2010. As an S-Corporation, the Company will be subject to a New York State surcharge, while the shareholder will be liable for federal and state income taxes on the Company's taxable income.

5. LEASE

The Company occupies space in Uniondale, NY under a lease expiring May 31, 2012. Future minimum lease payments pertaining to this agreement are as follows:

Year ending	
December 31, 2010	$10,395
December 31, 2011	10,620
May 31, 2012	4,425
	$25,440

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of ($214,100) which was in violation of the minimum requirement of $5,000 by ($219,100). Substantially all of the violation was caused by a non-allowable asset of income receivable of $258,000 from a single client. The Company's ratio of aggregate indebtedness to net capital was (1.12) to 1. The net capital deficit was remedied on February 2, 2010 when the $258,000 receivable was collected. The Company will utilize agreements consistent with applicable SEC interpretations so that commission receivable will not need to be deducted from net worth to the extent that they are offset by commission payable to certain registered persons.

CREDITS		
Shareholder's equity		$ 75,220
DEBITS		
Accounts receivable	$ 264,500	
Other assets	24,820	
TOTAL DEBITS		289,320
NET CAPITAL		(214,100)
Minimum net capital requirement		5,000
DEFICIT NET CAPITAL		$ (219,100)
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 239,910

Ratio of aggregate indebtedness to net capital (1.12) to 1

LING

Original net capital reported	$ 10,024
Adjustments that increased non-allowable receivables	(258,000)
Adjustments that increased net income and increased liabilities	33,876
Amended net capital	$ (214,100)

See footnote #7 for further explanation.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding ameded unaudited Focus (17(a)-5 Part IIA filing.

See the accompanying Independent Auditors' Report.

COGENT ALTERNATIVE STRATEGIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC

Certified Public Accountants and Consultants



218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Cogent Alternative Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cogent Alternative Strategies, Inc. (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether

those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 12, 2010

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203)210-7364 • FAX (203)210-7370 • Info@Halpernassoc.com

April 14, 2010

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 15 2010
WASH, D.C.
193
SECTION

Re: COGENT ALTERNATIVE STRATEGIES, INC.
Audit Date: December 31, 2009

Gentlemen:

On behalf of the above client, I enclose two revised copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

Report pursuant to Rule 17a-5 (d)
Statement of Financial Condition (separately bound)

Also enclosed is a revised copy of the SIPC Report pursuant to SEC Rule 17a-5(e)(4 for your records.

Since a separately bound copy of the Statement of Financial Condition is enclosed, my client requests confidential treatment of the Rule pursuant to Rule 17a-5 (d).

Very truly yours,

Barbara Halpern

Barbara Halpern

enclosures

COGENT ALTERNATIVE STRATEGIES, INC.

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2009